January 23, 2012

VIA EDGAR CORRESPONDENCE

Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549-4644

RE:	Thrivent Series Fund, Inc. Annual Report

1933 Act File No. 033-03677

Dear Mr. Burak:

Thank you for taking the time to talk with me on Thursday, December 22, 2011 regarding your comments to the registration statement of Thrivent Series Fund, Inc. (the “Registrant”) dated April 30, 2011 (the “Registration Statement”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment.

1.	You noted in the Registration Statement that the expense waiver description in the footnote of the fee table for Thrivent Aggressive Allocation Portfolio’s fee table included a waiver that expired in fewer than 12 months.

In future registration statements, we will not include any expense waivers in the footnotes to a fee table if the waiver expires in fewer than 12 months.

2.	You stated that in the Registrant’s registration statement dated April 30, 2011 the net operating expense in the fee table for Thrivent Equity Income Plus Portfolio should be gross of acquired fund fees and expenses.

Upon our review of the fee table for the Thrivent Equity Income Plus Portfolio, Registrant agrees that we incorrectly stated that Net Annual Portfolio Operating Expenses did not include Acquired (Underlying) Portfolio Fees and Expenses. We will update the fee table in the registration statement to be filed in 2012 to correct this issue.

3.	You asked Registrant to not use the term “summary prospectus” in supplements, as Registrant does not use a separate summary prospectus.

Registrant will use the phrase “summary section of the prospectus” in future supplements, as appropriate.

4.	You asked Registrant to re-file the report by the independent auditors for Registrant’s N-SAR filed February 24, 2011, as Registrant filed the auditor’s report for the N-CSR with the N-SAR filing.

Registrant will file an amended filing with the correct auditor’s report shortly.

Registrant hereby acknowledges that:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5168.

Thank you,

Rebecca A Paulzine

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